SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No.   15  )*


                             THE MARCUS CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   566330 10 6
                                 (CUSIP Number)

   Check the following box if a fee is being paid with this statement //. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Diane M. Gershowitz
              ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  //
              Not Applicable                                 (b)  //

     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     5  SOLE VOTING POWER
      NUMBER OF
                             1,018,718
        SHARES

                     6  SHARED VOTING POWER
     BENEFICIALLY

                             857,405
       OWNED BY

         EACH
                     7  SOLE DISPOSITIVE POWER
      REPORTING
                             1,018,718
        PERSON

         WITH
                    8   SHARED DISPOSITIVE POWER

                             857,405


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,876,123


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                /_/

              Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              14.4%


    12   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1(a).     Name of Issuer:

                  The Marcus Corporation


   Item 1(b).     Address of Issuer's Principal Executive Offices:

                  250 East Wisconsin Avenue
                  Suite 1700
                  Milwaukee, Wisconsin  53202-4220

   Item 2(a).     Name of Person Filing:

                  Diane M. Gershowitz


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

                  250 East Wisconsin Avenue
                  Suite 1700
                  Milwaukee, Wisconsin  53202-4220


   Item 2(c).     Citizenship:

                  United States


   Item 2(d).     Title of Class or Securities:

                  Common Stock, $1.00 par value


   Item 2(e).     CUSIP Number:

                  566330 10 6


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

   Item 4.   Ownership:

             (a)  Amount Beneficially Owned:

                  1,876,123

             (b)  Percent of Class:

                  14.4%

             (c)  Number of shares as to which such person has:

                       (i)       sole power to vote or to direct the vote:

                            1,018,718 Shares

                       (ii) shared power to vote or to direct the vote:

                            857,405 Shares

                       (iii) sole power to dispose or to direct the disposition of:

                            1,018,718 Shares

                       (iv) shared power to dispose or to direct the
                            disposition of:

                            857,405 Shares

             All of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock; since each share of Class B Common Stock is entitled to 10 votes as opposed to 1 vote for each share of Common Stock, it is extremely unlikely that Mrs. Gershowitz would alone convert a significant portion of her Class B Common Stock into Common Stock.


   Item 5.   Ownership of Five Percent or Less of a Class:

             Not applicable

   Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

             Mrs. Gershowitz's beneficial ownership consists of
   (i) securities held individually by Mrs. Gershowitz, (ii) securities held by trusts where Mrs. Gershowitz is a trustee, (iii) securities held by Mrs. Gershowitz's ex-husband, Richard Kite, as custodian for their children, (iv) securities held through a corporation in which she is an affiliate, (v) securities held by her brother as custodian for her children and (vi) securities held individually by her current husband. The trusts, Mr. Kite as custodian for the children, the corporation, her husband for shares held individually and her brother as custodian for the children each have the right to receive dividends and proceeds from the sale of securities held thereby.


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company:

             Not applicable


   Item 8.   Identification and Classification of Members of the Group:

             Not applicable


   Item 9.   Notice of Dissolution of Group:

             Not applicable


   Item 10.  Certification:

             Not applicable


   Signature.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 14, 1994
   Date



   STEPHEN H. MARCUS
   Signature (By Stephen H. Marcus as attorney-in-fact pursuant to a power of attorney previously filed with the Commission and incorporated by reference)



   Diane M. Gershowitz
   Name/Title


             The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any tile of each person who signs the statement shall be typed or printed beneath his signature.


             ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18
             U.S.C. 1001).